

February 27, 2015

Via Email
Joseph Cosio-Barron
Managing Director – Asset Development
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway, Suite 140
Las Vegas, NV 89119

> **Re:** **Las Vegas Railway Express, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 11, 2015**
> **File No. 000-54648**

Dear Mr. Cosio-Barron:

We have reviewed your revised filing and response letter dated February 11, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 2

Purpose and Effects of Proposal 2, page 3

1. Please revise your disclosure in this section to make clear that the primary purpose of the Authorized Share Increase is to have enough authorized shares to meet the commitments of the Notes described. Revise to include a description of each of the private placements that occurred, including the reason for the agreement and any material terms. Please note that we expect a small paragraph for each Note in addition to the table that has already been included in the proxy statement.

Potential for Dilution to the Ownership of Existing Shareholders and Other Effects of Proposal 2, page 5

2. Revise the disclosure in the second paragraph to include, using specific calculations and percentages, the dilutive effect to shareholders assuming the full conversion of the notes.

3. Revise to add a table showing the effect of the Note agreements, as a whole, on the company's capitalization and earnings per share. We suggest that you include the amounts as of the historical period prior to the first issuance and then the amounts pro forma for the transactions.

Security Ownership of Beneficial Owners and Management, page 11

4. We note your statement in footnote 4 that no such holder of any Note will own more than 4.99% of the common stock. Based on representations from your counsel, we note that this statement is not true, and that not all of the note agreements contain blocker provisions. Please therefore add any parties that, assuming full conversion of the notes, could potentially hold more than 5% of the company's common stock.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via Email
        Scott Linsky
        Lucosky Brookman LLP